

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2022

Jeffrey Tarr
Chief Executive Officer
Skillsoft Corp.
300 Innovative Way, Suite 201
Nashua, New Hampshire 03062

      Re: Skillsoft Corp.
          Form 10-K for the Fiscal Year Ended January 31, 2022
          File No. 001-38960

Dear Jeffrey Tarr:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Technology